Exhibit 99.2

Information on the Agenda of the Annual General Shareholders’ Meeting of OJSC Rostelecom
for 2006 performance

Item 1: Approval of the Company’s annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits (including dividend payment) and losses upon the results of the reporting fiscal year (2006).

OJSC Rostelecom’s 2006 annual report is provided in Appendix 1 hereto.

The statement of Ernst and Young LLC on OJSC Rostelecom’s 2006 accounts, an excerpt from the minutes of the Audit Committee of the Board of Directors with assessment of Ernst and Young opinion on Rostelecom’s 2006 accounting statements, the opinion of the Audit Commission produced upon examination of 2006 financial statements and reliability of data contained in the Company’s 2006 annual report and annual financial statements, and the Company’s RAS financial statements for 2006 are attached hereto as Appendix 2.

Based on Rostelecom’s 2006 performance the Board of Directors of the Company recommends to distribute 2006 profits as follows:

•                  RUR 5,388,883,000 or 75% of net profits to be applied towards increase of the Company’s equity;

•                  RUR 1,796,256,000 or 25% of net profits to be distributed as dividend, including:

•                  RUR 2.9589 per type A preferred share to be paid in the period from July 15, 2007 to December 15, 2007 (total distribution of type A preferred shares amounting to 10% of net profits);

•                  RUR 1.4790 per ordinary share to be paid in the period from July 15, 2007 to December 15, 2007 (total distribution of ordinary shares amounting to 15% of net profits).

Pursuant to applicable laws of the Russian Federation and the Charter of the Company, shareholders who were on the register as of April 27, 2007, i.e. on the date of record, are entitled to dividend for 2006 performance.

Procedures for payment of dividend to eligible persons shall be determined in accordance with shareholders’ register data, that is:

•                  by transfer to shareholders’ bank accounts (with applicable bank charges at shareholders’ expense);

•                  by mail transfers (with applicable mail charges at shareholders’ expense); and

•                  by payment at the Company’s cash desks (only for the Company’s employees).

Item 2: Election of the Board of Directors of the Company

The following proposals nominating candidates for the Board were submitted to the Company’s Board of Directors in accordance with the timeframe specified by applicable laws of the Russian Federation:

•                  by OJSC Svyazinvest owning the total of 50.67% of the voting stock in the Company to nominate Mikhail A. Alexeev; Valentina F. Veremyanina; Valery V. Degtyarev; Dmitry Ye. Yerokhin; Alexander N. Kiselev; Lyudmila A. Kormilitsyna; Sergei I. Kuznetsov; Stanislav N. Panchenko; Elena P. Selvich; Natalia A. Terentyeva; Yevgeny A. Chechelnitsky.

•                  by CJSC Leader (a pension fund asset manager) owning as a trustee 7.62% of the voting stock of OJSC Rostelecom to nominate Vladimir N. Bobin; Yekaterina O. Vasilyeva; Anatoly A. Gavrilenko; Oleg B. Zyuzin; Yevgeny I. Logovinskiy; Nikolai L. Mylnikov; Natalia Yu. Odintsova; Maxim Yu. Tsyganov.

All candidates agreed to be nominated.

Thus, the list of candidates running for seats on the Board of Directors includes the following individuals:

1)            Mikhail A. Alexeev – Representative of OJSC Svyazinvest.

Mr. Alexeev was born in 1954. In 1983 he graduated from the Higher School of KGB (Committee for State Security) of the USSR where he specialized in law.

The table below provides the list of offices Mr. Alexeev held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Advisor to the Minister, Deputy Minister
2004 – 2005	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005– current	OJSC Far Eastern Telecommunication Company	Member of the Board of Directors
2006 – current	OJSC Tetrasvyaz	Chairman of the Board of Directors

Since 2005 Mr. Alexeev has been a member of the Strategic Planning Committee of OJSC Far Eastern Telecommunication Company.

As of December 31, 2006 neither Mr. Alexeev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Alexeev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Alexeev:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offences in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

2)            Vladimir N. Bobin – Deputy General Director, CIT Finance Investment Bank (OJSC).

Mr. Bobin was born in 1968. In 1995 he graduated from the International Banking Institute and in 1996 – from St. Petersburg State University.

The table below provides the list of offices Mr. Bobin held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2005	OJSC Baltinvestbank (OJSC (CB) Baltoneximbank)	Member of the Board of Directors
2002 – 2005	OJSC Baltinvestbank (OJSC (CB) Baltoneximbank)	Director of Customer Relations Department, Deputy Chairman of the Management Board, Member of the Management Board, Advisor to the President of the Bank
2005 – current	CIT Finance Investment Bank (OJSC)	Advisor to the Chairman of the Management Board, Deputy Chairman of the Management Board, Deputy General Director of the Bank
2006 – current	OJSC Rostelecom	Member of the Board of Directors

Since 2006 Mr. Bobin has been a member of the following committees under the Board of Directors of OJSC Rostelecom: Strategic Planning Committee, Audit Committee and Nominations and Remuneration Committee.

As of December 31, 2006 neither Mr. Bobin, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Bobin, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr.Bobin:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

3)            Yekaterina O. Vasilyeva – Director of Corporate Finance Department, CIT Finance Investment Bank (OJSC).

Ms. Vasilyeva was born in 1971. In 1995 she graduated from the Dnepropetrovsk State University where she specialized in practical psychology and obtained qualifications of a practicing psychologist and an English language teacher.

The table below provides the list of offices Ms. Vasilyeva held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2002	Gamma Group LLC	Expert, Corporate Finance Section
2002 – 2003	Gamma Group LLC	Senior Expert, Corporate Finance Section
2003 – 2004	LINKS Finance LLC	Senior Expert, Corporate Finance Section
2004 – 2006	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Vice-president, Corporate Finance Department
2006 – current	CIT Finance Investment Bank (OJSC)	Director, Corporate Finance Department

As of December 31, 2006 neither Ms. Vasilyeva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Vasilyeva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Vasilyeva:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

4)            Valentina F. Veremyanina – Deputy Director, Deputy Director of Department for Corporate Governance and Legal Affairs, OJSC Svyazinvest.

Ms. Veremyanina was born in 1966. She graduated from the Voronezh State University, Faculty of Law.

The table below provides the list of offices Ms. Veremyanina held in the recent 5 years and her current position:

Period	Organization	Office
2000 – 2003	Voronezh Branch of OJS Bank Menatep StPete	Legal Counsel
2003 – 2004	OJSC RTC Leasing	Deputy Head of Section, Head of Section in the Legal Department
2004 current	OJSC Svyazinvest	Head of Section, Deputy Director of the Legal Department, Deputy Director of Department for Corporate Governance and Legal Affairs
2005 – 2005	OJSC Svyazintek	Chairman of the Board of Directors
2005 – current	OJSC Central Telecommunications Company	Member of the Audit Commission
2005 – current	OJSC Southern Telecommunications Company	Member of the Board of Directors

Since 2005 Ms. Veremyanina has been a member of the Nominations and Remuneration Committee of OJSC Southern Telecommunications Company and since 2006 she has been sitting on the Corporate Governance Committee of OJSC Southern Telecommunications Company.

As of December 31, 2006 neither Ms. Veremyanina, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Veremyanina, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Veremyanina:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

5)            Anatoly A. Gavrilenko – General Director, CJSC Leader (a pension fund management company).

Mr. Gavrilenko was born in 1972. He graduate from the Moscow State University named after M.V.Lomonosov with qualifications of economist-mathematician and lawyer.

The table below provides the list of offices Mr. Gavrilenko held in the recent 5 years and his current position:

Period	Organization	Office
1998 – 2004	CJSC Alor-Invest	Director for Strategic Financial Planning
2004 – current	CJSC Leader (pension fund management company)	General Director, member of the Board of Directors
2004 – 2006	OJSC Ulianovsk Motor Works, OJSC United Machine-Building Works	Member of the Board of Directors
2005 – 2006	OJSC Belvnesheconombank	Member of the Supervisory Board
2005 – current	OJSC Mosenergo, OJSC Moscow City Telecommunications Company, OJSC Moscow Heating Network Company, OJSC Utility Management Company, OJSC Southern Telecommunications Company	Member of the Board of Directors

2005 – current	National Managers League	Member of the Board of Directors
2006 – current	OJSC Mosenergosbyt	Member of the Board of Directors

Between 2005 and 2006 Mr. Gavrilenko was a member of the Audit Committee of OJSC Southern Telecommunications Company. Since 2006 he has been sitting on the Strategic Planning Committee of OJSC Southern Telecommunications Company and on the Nominations and Remuneration Committee of OJSC Mosenergo. Since 2007 Mr. Gavrilenko has also been a member of the Investment Committee of OJSC Mosenergo.

As of December 31, 2006 neither Mr. Gavrilenko, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Gavrilenko, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Gavrilenko:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

6)            Valery V. Degtyarev – General Director, CJSC Professional Telecommunications.

Mr. Degtyarev was born in 1957. He graduated from the Omsk Railway Institute, holds a candidate’s degree in technical sciences. In 2000 he graduated from the Economics and Management of National Economy Faculty of St. Petersburg State University of Finance and Economy and holds a candidate’s degree in economics.

The table below provides the list of offices Mr. Degtyarev held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2001	DTS LLC	Deputy General Director
2001 – 2001	CJSC TransTeleCom Company	Advisor to General Director
2001 – current	CJSC Professional Telecommunications	General Director, Member of the Board of Directors
2004 – current	CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz	Member of the Board of Directors
2004 – current	OJSC Tetrasvyaz	General Director
2004 – current	OJSC Volga-Telecom	Member of the Board of Directors
2005 – current	OJSC Centre Telecommunications Company	Member of the Board of Directors
2006 – current	OJSC Tetrasvyaz	Member of the Board of Directors

Since 2005 Mr. Degtyarev has been sitting on the Strategic Planning Committee and the Nominations and Remuneration Committee under the Board of Directors of OJSC Rostelecom: He has also been the Chairman of the Audit Committee since 2004.

As of December 31, 2006 neither Mr. Degtyarev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Degtyarev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Degtyarev:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

7)            Dmitry Ye. Yerokhin – General Director OJSC Rostelecom.

Mr. Yerokhin was born in 1950. In 1977 he graduated with merits from the Dagestan Polytechnics Institute with the specialty of engineer-designer of radio equipment.

The table below provides the list of offices Mr. Yerokhin held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	First Deputy General Director, member of the Management Board
2003 – current	OJSC Rostelecom	General Director, Chairman of the Management Board
2004 – current	OJSC Rostelecom	Member of the Board of Directors
2002 – 2005	CJSC Insurance Company Costars, CJSC MTs NTT	Member of the Board of Directors
2002 – current	CJSC Globalstar – Space Telecommunications	Member of the Board of Directors
2002 – current	OJSC MMTS-9	Chairman of the Board of Directors
2004 – current	NP Center for Studies of Telecommunications Development Issues	Member of the Partnership Board
2005 – current	NPF Telecom – Soyuz	Member of the Foundation Board
2005 – current	CJSC Globus Telecom	Member of the Board of Directors
2006 – current	CJSC Zebra - Telecom	Member of the Board of Directors

Since 2004 Mr. Yerokhin has been a member of the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2006 Mr. Yerokhin owned 3,600 preferred shares of OJSC Rostelecom. His family did not have any shareholding interests in OJSC Rostelecom.

Neither Mr. Yerokhin, nor his family had any equity stakes in Rostelecom’s affiliated entities, including its subsidiaries and dependent companies.

As of December 31, 2006 neither Mr. Yerokhin, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Yerokhin:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought and/or instituted against any such business.

8)            Oleg B. Zyuzin – Head of IT Department of CJSC Leader (a pension fund management company).

Mr. Zuzin was born in 1966. In 1988 he graduated from the engineering faculty of Pushkino Higher College of Radioelectronics of Air Defense where he specialized in computer technologies and obtained qualifications of an electronics engineer. In 1996 Mr. Zuzin obtained financier’s qualifications from Zvenigorod Finance and Economics College. In 2000 he received MBA from Academy of National Economy under the Government of the Russian Federation.

The table below provides the list of offices Mr. Zuzin held in the recent 5 years and his current position:

Period	Organization	Office
1996 – 2002	CJSC Twin Trading Company Specialist, research section	Specialist, research section, Head of IT section, Deputy General Director
2002 – current	CJSC Leader (pension fund management company)	Head of IT Section, Head of IT Department

Currently Mr. Zuzin is a member of the Innovations and IT Committee of Managers Association of Russia as well as a member of the Club of IT Directors of CIO-Forum of CIO-Expert Non-profit Partnership.

As of December 31, 2006 neither Mr. Zuzin, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Zuzin, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Zuzin:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

9)            Alexander N. Kiselev – General Director, OJSC Svyazinvest.

Mr. Kiselev was born in 1962. He graduated from the Oriental Faculty of St. Petersburg State University.

The table below provides the list of offices Mr. Kiselev held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2002	Ministry of Communications and Informatization of the Russian Federation	Deputy Minister
2001 – 2006	Interregional Commercial Bank for Development of Communications and Information Technologies OJSC Svyaz-Bank	Chairman of the Board of Directors
2002 – 2004	Ministry of Communications and Informatization of the Russian Federation	First Deputy Minister
2004	Ministry of Transport and Communications of the Russian Federation	Director of the Department for State Policy In Telecommunications and Mail Service
2004 – 2006	Ministry of Information Technologies and Communications of the Russian Federation	Aid to the Minister

2006 – current	OJSC Svyazinvest	General Director, Chairman of the Management Board
2005 – 2006	OJSC Moscow City Telephone Network, OJSC North-West Telecom, OJSC Rostelecom, OJSC Center Telecommunications Company	Member of the Board of Directors
2006 – current	OJSC Moscow City Telephone Network	Member of the Board of Directors

As of December 31, 2006 neither Mr. Kiselev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Kiselev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Kiselev :

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

10)          Lyudmila A. Kormilitsina – Head of Division of Department for Corporate Governance and Legal Affairs, OJSC Svyazinvest.

Ms. Kormilitsina was born in 1955. She graduated from Moscow Telecommunications Institute with qualifications of telecommunications engineer.

The table below provides the list of offices Ms. Kormilitsina held in the recent 5 years and her current position:

Period	Organization	Office
2000 – 2002	OJSC Svyazinform Penza Oblast, OJSC Yamalelectrosvyaz	Chairman of the Board of Directors
2001 – 2005	OJSC Svyazinvest	Deputy Director of the Telecommunications Department
2005 – 2006	OJSC Svyazinvest	Deputy Head of Section of Representatives of the Corporate Governance Department
2003 – 2003	OJSC Southern Telecommunications Company	Member of the Management Board
2003 – 2006	OJSC Volga-Telecom	Member of the Management Board
2006 – current	OJSC Svyazinvest	Head of Section of Support of Activities of Representatives of Department for Corporate Governance and Legal Affairs
2006 – current	OJSC Central Telegraph	Member of the Board of Directors

As of December 31, 2006 neither Ms. Kormlitsina, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Kormlitsina, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Kormlitsina:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

11)          Sergei I. Kuznetsov – Representative of OJSC Svyazinvest.

Mr. Kuznetsov was born in 1953. He graduated from North-Western Polytechnics Institute where he specialized in computer technologies; Mr. Kuznetsov was trained in Columbia University business school and completed a business administration course in Duke University business school.

The table below provides the list of offices Mr. Kuznetsov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
2002 – 2004	OJSC Rostelecom	Member of the Board of Directors
2003 – 2004	OJSC North-West Telecom	General Director, Chairman of the Management Board
2004	OJSC North-West Telecom	Member of the Board of Directors
2004 – 2006	OJSC Svyazinvest	First Deputy General Director
2004 – 2006	OJSC Svyazinvest	Member of the Management Board
2001 – 2003	OJSC RTC Leasing CJSC Interfax-Telecom	Member of the Board of Directors
2003 – 2003	OJSC RTC Leasing	Chairman of the Board of Directors
2001 – 2003	OJSC Svyazinvest	Member of the Management Board
2001 – 2003	NPF Rostelecom-Guarantee	Member of the Fund Board
2001 – 2004	CJSC Telmos, CJSC Globalstar – Space Telecommunications, OJSC RTComm.RU	Member of the Board of Directors
2003 – 2005	Interregional Commercial Bank for Development of Communications and Information Technologies OJSC Svyaz-Bank	Member of the Board of Directors
2001 – 2004	NP Center for Studies of Telecommunications Development Issues	Member of the Partnership Board
2004 – 2006	OJSC Telecominvest	Member of the Board of Directors
2005 – current	OJSC Center Telecom, OJSC Rostelecom	Member of the Board of Directors
2005 – 2006	OJSC Volga-Telecom	Member of the Board of Directors
2005 – 2006	OJSC YuTC, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Ulalsvyazinform, OJSC Dalsvyaz	Chairman of the Board of Directors
2006 – current	OJSC VolgaTelecom	Chairman of the Board of Directors
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors
2006	OJSC Svyazinvest	Advisor to General Director

Since 2005 Mr. Kuznetsov has been chairing the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2006 neither Mr. Kuznetsov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Kuznetsov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Kuznetsov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

12)          Yevgeny I. Logovinsky – Deputy Chairman of the Management Board of SOGAZ Insurance Group.

Mr. Logovinsky was born in 1972. In 1994 he graduated from Moscow State Management Academy named after S.Ordjonikidze and holds a candidate’s degree in economics. In 2007 he got his MBA from Manchester Business School.

The table below provides the list of offices Mr. Logovinsky held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2004	CISC PriceWaterhouseCoopers Audit	Manager in the audit section
2004 – 2006	CJSC Leader (pension fund management company)	Deputy General Director for Economics and Finance
2006 – current	OJSC SOGAZ	Deputy General Director, Deputy Chairman of the Management Board
2005 – 2006	OJSC Ulianovsk Motor Works, OJSC GRES-24, CJSC Kashira GRES-4, OJSC Mosenergosbyt, OJSC Zagorsk GAES	Member of the Board of Directors
2006 – 2006	OJSC Shatura GRES-5	Member of the Board of Directors
2006 – current	SK Neftepolis LLC	Member of the Board of Directors
2006 – current	OJSC Mosenergo	Member of the Board of Directors
2006 – current	CJSC Energoinvest-ME	Member of the Board of Directors

Since 2006 Mr. Logovinsky has been a member of the Audit Committee under the Board of Directors of OJSC Mosenergo.

As of December 31, 2006 neither Mr. Logovinsky, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Logovinsky, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Logovinsky:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

13)          Nikolai L. Mylnikov – Director of the Legal Department, CIT Finance Investment Bank (OJSC).

Mr. Mylnikov was born in 1974. In 2001 he graduated from St. Petersburg State University where he studied law.

The table below provides the list of offices Mr. Mylnikov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2002	OJSC Investment Group “International Trust Company”	Deputy Head of the Legal Department
2003 – current	CIT Finance Investment Bank (OJSC)	Director of the Legal Department
2004 – 2005	OJSC Magistral Finance Leasing Company	General Director
2005 – 2005	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2006	CIT Finance Life Insurance (CJSC)	Member of the Board of Directors

As of December 31, 2006 neither Mr. Mylnikov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Mylnikov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Mylnikov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

14)          Natalia Yu. Odintsova – Senior Analyst, CJSC Leader (a pension fund management company).

Ms. Odintsova was born in 1968. In 1991 she graduated from Moscow State Management Academy named after S.Orjonikidze specializing in economy and cybernetics. From 1991 to 1995 she took her postgraduate studies in Central Economics and Mathematics Institute of RAS specializing in Economic and Mathematical Methods of Management. In 1993 she received Master of Arts in Economics from Prague College (Czech Republic).

The table below provides the list of offices Ms. Odintsova held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2004	ESN Investment Group	Vice-president, Investment Department
2004 – 2005	Prospect Investment Company / Russian Funds Investment group	Head of Research, Analysis and New Products Department
2005 – 2006	CJSC BDO Unicon	Director for Financial Consulting
2006 – current	Russian Funds Investment Group	Director for Research, IBD
2006 – current	CJSC Leader (pension fund management company)	Senior Analyst, project group leader

As of December 31, 2006 neither Ms. Odintsova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Odintsova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Odintsova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

15)          Stanislav N. Panchenko – Deputy General Director, OJSC Svyazinvest.

Mr. Panchenko was born in 1945. He graduated from Chelyabinsk Polytechnics Institute where he specialized in electrical engineering.

The table below provides the list of offices Mr. Panchenko held in the recent 5 years and his current position:

Period	Organization	Office
2001 – current	OJSC Svyazinvest	Deputy General Director, member of the Management Board
2001 – 2005	OJSC Rostelecom	Member of the Board of Directors
2001 – 2004	OJSC Lensvyaz	Chairman of the Board of Directors
2001 – 2001	OJSC PTS	Member of the Board of Directors
2001– 2002	OJSC Electrosvyaz of Vladimir Oblast	Member of the Board of Directors
2002 – 2002	OJSC Electrosvyaz of Vladimir Oblast	Chairman of the Board of Directors
2001– 2002	OJSC Lipetskelectrosvyaz	Chairman of the Board of Directors
2001– 2002	OJSC Nizhegorodsvyazinform	Member of the Board of Directors
2001– 2002	OJSC Electrosvyaz of Stavropol Krai	Chairman of the Board of Directors
2001– 2002	OJSC Electrosvyaz of Rostov Oblast	Member of the Board of Directors
2001 – current	OJSC Dagsvyazinform	Chairman of the Board of Directors
2002 – 2002	OJSC Voronezhsvyazinform	Chairman of the Board of Directors
2003 – 2006	OJSC Southern Telecommunications Company	Member of the Board of Directors
2004 – 2005	OJSC North-West Telecom	Member of the Board of Directors
2004 – 2005	OJSC Uralsvyazinform	Member of the Board of Directors
2005 – 2006	OJSC Central Telegraph	Member of the Board of Directors
2006 – current	OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC Central Telegraph	Chairman of the Board of Directors
2006 – current	OJSC Southern Telecommunications Company	Chairman of the Board of Directors

As of December 31, 2006 neither Mr. Panchenko, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Panchenko, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Panchenko:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

16)          Elena P. Selvich – Executive Director – Director of Economy and Finance Department, OJSC Svyazinvest.

Ms. Selvich was born in 1968. She graduated from Economics and Finance Institute (St. Petersburg) with qualifications of economist.

The table below provides the list of offices Ms. Selvich held in the recent 5 years and her current position:

Period	Organization	Office
1999 – 2003	CJSC Best Ceramics	Deputy General Director for Economics and Finance
2003 – 2005	CJSC Petersburg-Transit-Telecom	Financial Director
2005 – 2006	OJSC Svyazinvest	Director, Finance Department
2005 – 2006	OJSC Uralsvyazinform	Member of the Management Board
2006 – current	OJSC Rostelecom, OJSC Southern Telecommunications Company, OJSC CenterTelecom	Member of the Management Board
2006 – current	OJSC Sibirtelecom, CJSC JSCIB Pochtobank	Member of the Audit Commission
2006 – current	OJSC Information Technologies of Telecommunications	Chairman of the Audit Commission
2006 – current	OJSC Svyazinvest	Executive Director – Director of Economy and Finance Department

Since 2006 Ms. Selvich has been an observer without voting right on the Audit Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2006 neither Ms. Selvich, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Selvich, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Selvich:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business).

17)          Natalia A. Terentyeva – Financial Expert, ACCA.

Ms. Terentyeva was born in 1974. She graduated from G.V.Plekhanov Russian Economics Academy where she specialized in economic cybernetics.

The table below provides the list of offices Ms. Terentyeva held in the recent 5 years and her current position:

Period	Organization	Office
1998 – 2002	ZAO KPMG	Auditor
2002 – 2005	CJSC TC Vimm-Bill-Dunn	Financial Controller
2005 – 2005	OJSC Vimm-Bill-Dunn Food Products	Risk Manager
2005 – current	OJSC Rostelecom	Member of the Board of Directors
2006 – 2007	Moscow Office of STS-Media Inc.	Internal Audit Director

From 2005 to 2006 Ms. Terentyeva was a member of the Nomination and Remuneration Committee under the Board of Directors of the Company and since 2006 she has been chairing this Committee.

Also since 2005 Ms. Terentyeva has been sitting on the Audit Committee under the Board of Directors of the Company with the status of a financial expert of such Committee.

As of December 31, 2006 neither Ms. Terentyeva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Ms. Terentyeva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Ms. Terentyeva:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

18)          Maxim Yu. Tsyganov – Managing Director, Moscow Office of CIT Finance Investment Bank (OJSC).

Mr. Tsyganov was born in 1972. In 1994 he graduated from St. Petersburg State Economics and Finance Institute obtaining an economist’s qualifications.

The table below provides the list of offices Mr. Tsyganov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2002	WE-Invest.Ru LLC	General Director
2002 – 2002	OJSC Creative Investment Technologies	General Director
2002 – 2003	CJSC Web-Invest Bank	Director, Department of Trade Operations
2003 – 2003	Moscow Branch of CJSC Web-Invest Bank	Director, Department of Trade Operations
2004 – 2004	CJSC LIMKS Invest	Member of the Board of Directors
2002 – 2006	CJSC LenRosInvest	General Director
2003 – current	CIT Finance Investment Bank (OJSC)	Member of the Board of Directors
2004 – current	Branch of CIT Finance Investment bank (OJSC)	Managing Director
2005 – current	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2006 – current	CIT Finance (LLC)	General Director

Since 2006 Mr. Tsyganov has been sitting on the Remuneration Committee under the Board of Directors of CIT Finance Investment Bank (OJSC).

As of December 31, 2006 neither Mr. Tsyganov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Tsyganov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Tsyganov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

19)          Yevgeny A. Chechelnitsky – Deputy General Director, OJSC Svyazinvest.

Mr. Chechelnitsky was born in 1973. He is a graduate St. Petersburg State Economics and Finance University. Mr. Chehelnitsky took his candidate’s degree in economics at St. Petersburg Engineering and Economics Academy.

The table below provides the list of offices Mr. Chechelnitsky held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Deputy head of the Department for Economic and Investment Policies
2004 – 2006	Federal Service for Supervision in Communications Sector	Deputy Head of the Federal Service for Supervision in Communications Sector
2005 – 2006	OJSC Southern Telecommunications Company, OJSC Dalsvyaz, OJSC Central Telegraph, OJSC Uralsvyazinform	Member of the Board of Directors
2005 – current	OJSC Giprosvyaz, OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Deputy General Director
2006 – current	OJSC Uralsvyazinform, OJSC Dalsvyaz	Chairman of the Board of Directors
2006 – current	NPF Telecom-Soyuz	Member of the Fund Board
2006 – current	OJSC Svyazinvest	Member of the Management Board
2007 – current	OJSC Sibirtelecom	Chairman of the Board of Directors

Mr. Chechelnitsky has been a member of the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom since 2005.

As of December 31, 2006 neither Mr. Chechelnitsky, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2006 neither Mr. Chechelnitsky, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Chechelnitsky:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

Item 3: Election of the Audit Commission of the Company.

In accordance with the timeframes established by the applicable laws of the Russian Federation the Board of Directors of OJSC Rostelecom received proposals for nomination of the following individuals on the Audit Commission of OJSC Rostelecom:

•                  From OJSC Svyazinvest owning the total of 50.67% of the voting stock in OJSC Rostelecom to nominate Natalia Yu. Belyakova; Yekaterina S. Yerofteeva, Gennady I. Kovalenko, Olga G. Koroleva, Kirill V. Frolov.

•                  From CJSC Leader (Asset Manager of the Pension Fund) owning as a trustee 7.62% of the voting stock of OJSC Rostelecom to nominate Dmitry Yu. Tushunov, Natalia V. Ustinova.

All candidates agreed to be nominated.

Thus, the following candidates were included on the list for election of the Audit Commission of the Company:

1.)           Natalia Yu. Belyakova– Deputy Director of of Economy and Finance Department, OJSC Svyazinvest.

Ms. Belyakova was born in 1970. She graduated from St. Petersburg Forestry Academy with qualifications of a process engineer. In 2000 obtained an economist’s qualifications from Economics and Finance Institute.

The table below provides the list of offices Ms. Belyakova held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2002	CJSC Best-Ceramics	Deputy Director for Finance
2002 – 2003	CJSC Krepps Production	Financial Director
2003 – 2005	CJSC Line 1	Financial Director
2005– 2006	NTC Photon Telecom LLC	Member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	Deputy Director of the Economics and Finance Department
2006 – current	OJSC Svyazinvest	Deputy Director of Economy and Finance Department
2006 – current	OJSC Uralsvyazinform, OJSC Volgatelecom	Member of Audit Commission

As of December 31, 2006 neither Ms. Belyakova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Ms. Belyakova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Ms. Belyakova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business).

2.)           Yekaterina S. Yerofteeva – Deputy Director of Strategic Development Department, OJSC Svyazinvest.

Ms. Yerofteeva was born in 1975. In 1997 she graduated from Moscow Technical University of Communications and IT where she specialized in economy and management in communications sector.

The table below provides the list of offices Ms. Yerofteeva held in the recent 5 years and her current position:

Period	Organization	Office
2001 – current	OJSC Svyazinvest	Deputy Director, Strategic Planning Department (prior to that – chief specialist, head of section)
2006 – 2006	OJSC Far Eastern Telecommunications Company	Member of the Board of Directors
2006 – current	OJSC North Western Telecom, CJSC Telecom of Ryazan Oblast	Internal auditor of the Audit Commission
2006– 2006	OJSC Uralsvyazinform	Member of the Management Board

Ms. Yerofteeva in 2006 was a member of the Strategic Planning Committee under the Board of Directors of OJSC Far Eastern Telecommunications.

As of December 31, 2006 neither Ms. Yerofteeva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Ms. Yerofteeva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Ms. Yerofteeva:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                   did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

3.)           Gennady I. Kovalenko – Representative of OJSC Svyazinvest.

Mr. Kovalenko was born in 1946. He graduated from Higher Polytechnics College of the USSR Ministry of Interior (Leningrad) where he specialized in law.

Since 2006 Mr. Kovalenko has been advisor to OJSC Svyazinvest under a term employment contract.

The table below provides the list of offices Mr. Kovalenko held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2003	OJSC Svyazinvest	Head of Section of Methods Guidance of Activities of Legal Departments of Dependent Companies of the legal Support Department
2001 – 2002	OJSC Electrosvyaz of Chita Oblast	Chairman of the Board of Directors
2003 – 2006	OJSC Svyazinvest	Head of Section for Relations with Dependent Companies of OJSC Svyazinvest, Legal Support Department

2004 – 2005	OJSC Sibirtelecom	Member of the Board of Directors
2004 – 2005	OJSC North Western Telecom	Member of the Audit Commission
2005 – 2005	CJSC CenterTelecomService of Moscow Oblast	Member of the Audit Commission
2005 – 2005	OJSC Information Technologies of Communications	Chairman of the Audit Commission
2005 – 2006	OJSC Rostelecom, OJSC Southern Telecommunications Company	Chairman of the Audit Commission
2005 – current	South-Giprosvyaz LLC	Chairman of the Audit Commission
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors
2006 – current	OJSC Dagsvyazinform	Member of the Management Board

As of December 31, 2006 neither Mr. Kovalenko, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Mr. Kovalenko, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Mr. Kovalenko:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business).

4.)           Olga G. Koroleva – Chief Accountant of OJSC Svyazinvest.

Ms. Koroleva was born in 1950. She graduated from Tomsk State University where she specialized in economy. She holds a candidate degree in economic sciences.

The table below provides the list of offices Ms. Koroleva held in the recent 5 years and her current position:

Period	Organization	Office
1999 – 2001	Audit-Center LLC	Director
2001 – 2005	OJSC Svyazinvest	Head Methods Section, Deputy Chief Accountant
2003 – 2004	CLSC Vladimir-Teleservice	Member of the Audit Commission
2003 – 2004	CJSC Nizhegoroteleservice	Member of the Audit Commission
2005 – 2005	OJSC AEROCOM	Chairman of the Audit Commission
2005 – 2006	OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT	Chairman of the Audit Commission
2005 – current	OJSC Svyazinvest	Chief Accountant
2005 – current	OJSC Central Telegraph, OJSC VolgaTelecom, OJSC Dalsvyaz	Chairman of the Audit Commission
2006 – current	OJSC CenterTelecom, OJSC Sibirtelecom, CJSC Baikalinvestcom, OJSC Rostelecom	Chairman of the Audit Commission
2006 – current	OJSC Uralsvyazinform	Member of the Board of Directors

As of December 31, 2006 neither Ms. Koroleva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Ms. Koroleva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Ms. Koroleva:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

5.)           Dmitry Yu. Tushunov – Chief Economist, CJSC Leader (pension fund management company).

Mr. Tushunov was born in 1964. He graduated from the economics faculty of M.V.Lomonosov Moscow State University with the specialty of economist-cybernetist and holds a candidate’s degree in economic sciences.

The table below provides the list of offices Mr. Tushunov held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2003	State University Higher School of Economy	Leading research fellow of the laboratory of organizational behavior and development in the Institute of Analysis of Enterprises and Markets
2003 – 2004	CJSC ROSBUILDING Investment Company	Project manager in the Project Preparation Department
2004 – 2004	Business Perspective Consultants and Auditors LLC	Head of Section of Servicing Professional Participants of the Securities Market
2004 – current	CJSC Leader (pension fund management company)	Chief Economist
2005 – current	OJSC Specialized Depository of Pension, Mutual, Investment Funds Specialized Depository	Member of the Board of Directors
2005 – current	OJSC Mosenergo	Member of the Audit Commission
2006 – curent	OJSC Moscow Heating Network Company, OJSC Moscow City Electric Network Company OJSC Zagorsk GAES, OJSC Rostvertol	Member of the Board of Directors

As of December 31, 2006 neither Mr. Tushunov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Mr. Tushunov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Mr. Tushunov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

6.)           Natalia V. Ustinova – Chief Accountant, CIT Finance Investment Bank (OJSC).

Ms. Ustinova was born in 1966. In 1999 she graduated from St. Petersburg Technological Institute if Services where he specialized in finance and credit.

The table below provides the list of offices Ms. Ustinova held in the recent 5 years and her current position:

Period	Organization	Office
2000 – 2002	FACB Vneshagrobank	Deputy Chief Accountant
2004 – 2006	Composition – Asset Management LLC	General Director
2003 – 2003	CJSC Web-Invest Bank	Deputy Head of Section of Control and Execution of Operations
2003 – 2004	OJSC Web-Invest bank (before 17.06.04 – CJSC Web-Invest Bank)	Head of Section of Control and Execution of Operations
2004 – 2005	CIT Finance Investment Bank (OJSC) (before 01.09.05 – OJSC Web-Invest Bank)	Head of Risk Management Section
2005 – 2006	CIT Finance Investment Bank (OJSC)	Head of Risk Management Department
2006 – current	CIT Finance Investment Bank (OJSC)	Chief Accountant

As of December 31, 2006 neither Ms. Ustinova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Ms. Ustinova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies

As of December 31, 2006, Ms. Ustinova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

7.)           Kirill V. Frolov – Head of the Internal Audit Department, OJSC Svyazinvest.

Mr. Frolov was born in 1977. He graduated from Russian Economic Academy named after G.V.Plekhanov where he specialized in accounting and audit. In 2005 he graduated from Moscow International Higher Business School Mirbis specializing in finance and credit.

The table below provides the list of offices Mr. Frolov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Svyazinvest	Chief specialist of the internal audit in the Internal Audit and Economic Analysis Department

2002 – 2002	OJSC Amursvyaz	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Head of the Internal Audit Department
2002 – 2002	OJSC Amursvyaz	Member of the Board of Directors
2003 – 2004	CJSC Tver Mobile Communications, CJSC Kaliningrad Mobile Networks, CJSC Transsvyaz	Chairman of the Audit Commission
2003 – 2004

OJSC Uralsvyazinform,
OJSC Southern Telecommunication Company,
CJSC Uralvestcom, CJSC Svyazinformcomplect,
CJSC Teleross-Tyumen,
CJSC Tyumen-Ruscom,
CJSC Siberian Mobile Systems 900, OJSC Svyaz of Komi Republic

Member of the Audit Commission
2003 – 2005	CJSC Yearmak RMS, OJSC Central Telecommunications Company	Member of the Audit Commission
2003 – 2005	CJSC Enisyetelecom	Chairman of the Audit Commission
2004 –2005	OJSC VolgaTelecom OJSC Dalsvyaz OJSC RTCcomm.RU, CJSC ACOS, CJSC Orbita Health Establishment, CJSC Westelcom, CJSC RTC-Invest, OJSC Tatincom-T	Member of the Audit Commission
2004 – 2005	CJSC Volgograd GSM, CJSC Baikalwestcom	Chairman of the Audit Commission
2006- current	OJSC Southern Telecommunication Company	Member of the Audit Commission
2006- current	OJSC Uralsvyazinform, CJSC TeleRoss-Voronezh, CJSC TeleRoss -Samara, CJSC TeleRoss -Ekaterinburg, CJSC TeleRoss -Tyumen CJSC TeleRoss -Novosibirsk, CJSC TeleRoss -Vladivostok	Member of the Audit Commission

As of December 31, 2006 neither Mr. Frolov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies

As of December 31, 2006 neither Mr. Frolov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2006, Mr. Frolov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

Item 4: Approval of the external auditor of the Company for the year 2007.

In accordance with the Work Plan of the Audit Committee under the Board of Directors of OJSC Rostelecom for 2007 the Company’s senior executives made a review of international audit companies with a view of selecting the auditor for its 2007 financial and accounting statements.

Such review was based on the following eligibility criteria:

1.               The Auditor of the Company should be a legal entity registered in accordance with the laws of the Russian Federation;

2.               Valid license for audit operations in Russia;

3.               The auditor’s accreditation with the SEC;

4.               Credentials should include audits of telecoms;

5.               Ability to allocate appropriate resources to do the job within a specified timeframe;

6.               The audit team should include specialists with international accounting and finance certificates (ACCA, CPA, CISA, etc.).

Besides, the Company put forth some requirements as volume of accountants’ services and timing of provision of the same.

The above review made by the Company did not reveal any factors impacting independence of such audit firms, including existence of any material interests linking such audit firms of their officers with the Company:

•                  Auditors do not have any shareholding interests in the Company;

•                  The Company does not lend to the audit firm;

•                  There are no close business links (such as auditor’s involvement in promotion of the Company’s products (services), auditor’s participation in joint businesses, etc.) between the auditor and the Company;

•                  Rostelecom’s officers do not concurrently hold any offices with the auditors.

Based on submissions made by audit firms the Company’s senior executives has a series of meetings with representatives of each audit firm and presented preliminary results of negotiations with the auditors to the Audit Committee under the Board of Directors and the Board of Directors.

The Board of Directors and the Audit Committee under the Board of Directors examined results of screening of candidates for 2007 audit exercise and proceeding from proposals of audit firms with regard for material criteria of such analysis hereby submit for review of the AGM two candidates for the Company’s auditor position in 2007, namely CJSC KPMG and Ernst and Young LLC.

Item 5: Approval of the restated Charter of the Company.

The draft new version 8 of the Company’s Charter is attached hereto as Appendix 3.

Item 6: Approval of the restated Regulations on the Board of Directors of the Company..

Draft new version 6 of the Regulations on the Board of Directors is attached hereto as Appendix 4.

Item 7: Approval of the restated Regulations on the Management Board of the Company.

Draft new version 4 of the Regulations on the Management Board is attached hereto as Appendix 5.

Item 8: Compensation to the members of the Board of Directors for their duties as members of the Company’s Board of Directors.

The Board of Directors of OJSC Rostelecom hereby proposes that the AGM approves quarterly remuneration to each member of the Board of Directors, who was elected on June 24, 2006 at the AGM, in the amount specified in the Regulations of the Board of Directors, and the annual remuneration for the whole Board in the amount of 0.26% of OIBDA based on RAS statements for 2006. Annual remuneration shall be paid to members of the Board of Directors in such proportions as established by the Regulations on the Board of Directors.

Quarterly remuneration to each member of the Board of Directors, who will be elected on June 16, 2007 at the AGM, is set in the amount specified in the Regulations on the Board of Directors and annual remuneration for the whole Board of Directors to be elected on June 16, 2007 – in the amount of 0.26% of OIBDA based on RAS statements for 2007.

Draft Resolutions on Items of AGM for 2006 Performance

Item 1:

“1.           To approve OJSC Rostelecom’s annual report, annual financial statements, including profit and loss statement for 2006 fiscal year.

2.             To distribute the Company’s profits of the reporting year as follows:

•          RUR 5,388,883,000 or 75% of net profits – to increase the Company’s equity;

•          RUR 1,796,256,000 or 25% of net profits – to be distributed as dividend, including:

RUR 2.9589 per type A preferred share to be paid in the period from July 15, 2007 to December 15, 2007 (total distribution of type A preferred shares amounting to 10% of net profits).

RUR 1.4790 per ordinary share to be paid in the period from July 15, 2007 to December 15, 2007 (total distribution of ordinary shares amounting to 15% of net profits).

The following procedures to be used for payment of dividend to persons entitled to such distribution pursuant to the list drawn in accordance with the share register data as of April 27, 2007, namely:

•           By transfer to shareholders’ bank accounts (with applicable bank charges at shareholders’ expense);

•           By mail transfers (with applicable mail charges at shareholders’ expense);

•           By payment at the Company’s cash desks (only for the Company’s employees)”.

Item 2:

“To elect the following individuals on the Board of Directors*:

1.               Mikhail A. Alexeev;

2.               Vladimir N. Bobin;

3.               Yekaterina O. Vasilyeva;

4.               Valentina F. Veremyanina;

5.               Anatoly A. Gavrilenko;

6.               Valery V. Degtyarev;

7.               Dmitry Ye. Yerokhin;

8.               Oleg B. Zyuzin;

9.               Alexander N. Kiselev;

10.         Lyudmila A. Kormilitsina;

11.         Sergei I. Kuznetsov;

12.         Yevgeny I. Logovinsky;

13.         Nikolai L. Mylnikov;

14.         Natalia Yu. Odintsova;

15.         Stanislav N. Panchenko;

16.         Elena P. Selvich;

17.         Natalia A. Terentyeva;

18.         Maxim Yu. Tsyganov;

19.         Yevgeny A. Chechelnitsky”

* 19 (nineteen) individuals are nominated for the Board of Directors. Pursuant to article 23.1 of the Company’s Charter the Board consists of 11 (eleven) members. This issue is put to cumulative vote. 11 candidates receiving the largest vote shall be deemed elected on the Board.

Item 3:

“To elect the following individuals on the Audit Commission **:

1.               Natalia Yu. Belyakova;

2.               Yekaterina S. Yerofteeva;

3.               Gennady I. Kovalenko;

4.               Olga G. Koroleva;

5.               Dmitry Yu. Tushunov;

6.               Natalia V. Ustinova;

7.               Kirill V. Frolov”

**7 (seven) individuals are nominated for the Audit Commission. Pursuant to article .28.2 of the Company’s Charter 5 (five) members shall be elected on the Audit Commission. 5 candidates receiving the largest vote are deemed elected on the Commission.

Item 4:

“To appoint CJSC KPMG or Ernst and Young LLC as the auditor of the Company for 2007”.***

***pursuant to article 14.2.8 of the Company’s Charter it is necessary to select one of the proposed candidates for the auditor’s position.

Item 5:

“To approve the Company’s Charter in new version 8”.

Item 6:

“To approve the Regulations on the Board of Directors in new version 6”.

Item 7:

“To approve the Regulations on the Management Board in new version 4”.

Item 8:

“To approve quarterly remuneration to each member of the Board of Directors, who was elected on June 24, 2006 at the AGM, in the amount specified in the Regulations of the Board of Directors, and the annual remuneration for the whole Board in the amount of 0.26% of OIBDA based on RAS statements for 2006. Annual remuneration shall be paid to members of the Board of Directors in such proportions as established by the Regulations on the Board of Directors.

To set Quarterly remuneration to each member of the Board of Directors, who will be elected on June 16, 2007 at the AGM, in the amount specified in the Regulations on the Board of Directors and annual remuneration for the whole Board of Directors to be elected on June 16, 2007 – in the amount of 0.26% of OIBDA based on RAS statements for 2007”.